                                  SCHEDULE 14A
                                 (RULE 14A-101)

                    INFORMATION REQUIRED IN PROXY STATEMENT
                            SCHEDULE 14A INFORMATION

          PROXY STATEMENT PURSUANT TO SECTION 14(a) OF THE SECURITIES
                              EXCHANGE ACT OF 1934

Filed by the registrant [ ]

Filed by a party other than the registrant [X]

Check the appropriate box:

[ ]     Preliminary proxy statement.

[ ] Confidential, for use of the Commission only (as permitted by Rule 14a-6(e)(2).

[ ]     Definitive proxy statement.

[ ]     Definitive additional materials.

[X]     Soliciting material under Rule 14a-12.

                         CAMERON FINANCIAL CORPORATION
         --------------------------------------------------------------
                (Name of Registrant as Specified in its Charter)

                        STILWELL VALUE PARTNERS I, L.P.
                           STILWELL ASSOCIATES, L.P.
                     THE MARGARET DE FLEUR FOUNDATION, INC.
                               STILWELL VALUE LLC
                                JOSEPH STILWELL
--------------------------------------------------------------------------------
    (Name of Person(s) Filing Proxy Statement if Other Than the Registrant)

Payment of filing fee (check the appropriate box):

[X]     No fee required.

[ ]     Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11.

                (1) Title of each class of securities to which transaction applies:

                (2) Aggregate number of securities to which transaction applies:

                (3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):

                (4) Proposed maximum aggregate value of transaction:

                (5) Total fee paid:

[ ]     Fee paid previously with preliminary materials.

[ ] Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

        (1) Amount Previously Paid:

        (2) Form, Schedule or Registration Statement No.:

        (3) Filing Party:

        (4) Date Filed:

                                    Filed by
          STILWELL VALUE PARTNERS I, L.P., STILWELL ASSOCIATES, L.P.,
                    THE MARGARET DE FLEUR FOUNDATION, INC.,
                STILWELL VALUE LLC AND JOSEPH STILWELL pursuant
             to Rule 14a-12 of the Securities Exchange Act of 1934

                 Subject Company: Cameron Financial Corporation
                          Commission File No. 0-25516


FOR IMMEDIATE RELEASE

Contact:
Joseph Stilwell
26 Broadway, 23rd Floor
New York, New York 10004
(212) 269-5800
exch55@aol.com
----------------------------

Stillwell Value Group Releases Letter to Shareholders of Cameron Financial Corporation

New York/September 7, 2000 -- Stilwell Value Partners I, L.P., Stilwell Associates, L.P., The Margaret De Fleur Foundation, Inc., Stilwell Value LLC and Joseph Stilwell today announced they have retained Beacon Hill Partners, Inc. as their proxy solicitor with regard to their intention to nominate an alternate slate to that of Cameron's management. (NASDAQ: CMRN). Mr. Stilwell said, "I believe that ever since the Company went public 5 years ago, management has done an unsatisfactory job in obtaining value for its shareholders. I believe there now exist great possibilities for increasing shareholder value that this management is neither willing nor equipped to pursue. It is now time to elect directors who are." The Stilwell Value Group owns 7.3% of Cameron's common stock. In addition, Mr. Stilwell announced that he has released the following letter for mailing to Cameron's shareholders.

--------------------------------------------------------------------------------
                        STILWELL VALUE PARTNERS I, L.P.
                           STILWELL ASSOCIATES, L.P.
                     THE MARGARET DE FLEUR FOUNDATION, INC.
                               STILWELL VALUE LLC
                                JOSEPH STILWELL
                          (The "Stilwell Value Group")
                            26 Broadway, 23rd Floor
                            New York, New York 10004
                                 (212) 269-5800
--------------------------------------------------------------------------------

AN IMPORTANT MESSAGE TO THE SHAREHOLDERS OF
CAMERON FINANCIAL CORPORATION FROM THE STILWELL VALUE GROUP

Dear Cameron Financial Shareholder:

         I am writing to you as a fellow investor in Cameron Financial Corporation. Accounts that I manage own 133,000 shares of the Company and I own another 6,000 shares personally, totaling 7.3% of the Company. I believe the Company has performed poorly since it first came public. As you may have read from my Group's Schedule 13Ds which disclosed my plans to the Company and were filed with the SEC, I am actively working to improve the situation for us--the shareholders. Now I want to share my thoughts and plans directly with you, and I would like to hear your thoughts too.

         Cameron Financial sold shares to the public in 1995. Like other converting mutuals, the thrift had to make a shift from a mutual culture, one where efficiency and profits don't enter into the decision-making process, to a shareholder culture, where they do. Despite having five years, I feel management has not been able to make that transition. Indeed, I believe that management has done an awful job at managing our assets and that they are neither equipped nor willing to fix the problem anytime soon. Let me explain further.

         I believe return on equity (ROE) is the best and most basic standard by which to judge a thrift's financial performance. Listed below are Cameron's ROE figures for five years. I feel they are unacceptable. Indeed they fall well short of management's goal which has been to attain double digit ROE for the past 5 years. When I met with management, they were unable to satisfactorily explain their failure in this area and claimed they needed an additional 3-5 years to bring ROE to double digits.

                    ---------------------------------------
                           Fiscal Year           ROE
                    ---------------------------------------
                              1996               4.42%
                    ---------------------------------------
                              1997               5.48%
                    -------------------- -------------------
                              1998               5.11%
                    ---------------------------------------
                              1999               4.71%
                    ---------------------------------------
                              2000               6.20%*
                    ---------------------------------------

                   *Annualized from the first three quarters

         Management has not only been unable to obtain any kind of reasonable ROE for us, but I feel they have foolishly squandered Company assets. The Company's headquarters, recently completed with money from the conversion to a public company, cost approximately $5,000,000 and houses less than 60 employees! It is unnecessary; it is a drag on earnings; and in my opinion it is a waste of our assets. I feel that if management were genuinely interested in obtaining value for us, they would never have built this lavish structure.

         Additionally, management recently passed up considerable opportunities to repurchase additional Company shares at a substantial discount to book value. This opportunity, which they ignored despite my and other shareholders' requests, was without risk and would have immediately increased ROE, earnings per share, and book value. This was one of the best buyback opportunities I have seen for a thrift in the past ten years. It was a simple, basic step that many thrifts in our country employ. But I believe our management is asleep at the wheel and does not care.

         I now feel that a change is desperately needed at Cameron. Because the Company bylaws prohibit anyone living more than 50 miles from the main office from running for the Board, I will be nominating members of the local community for the Board at the upcoming annual shareholders meeting. I believe our nominees will be committed to looking out for your interests as a shareholder and to maximize shareholder value.

         I encourage you to contact your financial advisor or broker to discuss the recent merger and acquisition activity in the thrift sector and about the premiums paid for thrifts in these mergers.

REMEMBER: THIS IS OUR COMPANY! WE HAVE THE RIGHT TO ASK THAT OUR LEADERSHIP ACTIVELY SEEK TO MAXIMIZE SHAREHOLDER VALUE!

         In the meantime, I will continue to actively encourage Cameron to adopt a more shareholder-friendly approach and urge you to do the same. I would appreciate hearing your concerns as well.

                                 On behalf of the Stilwell Value Group
                                 Joseph Stilwell

September 7, 2000
------------------------

Stilwell Value Partners I, L.P., Stilwell Associates, L.P., The Margaret De Fleur Foundation, Inc., Stilwell Value LLC, and Joseph Stilwell (the "Group") are participants in the solicitation of proxies from shareholders of Cameron Financial Corporation ("Cameron") for use at the annual meeting of Cameron shareholders to be held in 2001. Information concerning the participants can be found in Schedule 13D and the related exhibits filed with the Securities and Exchange Commission on July 7, 2000, as amended by additional filings on
Schedule 13D/A on July 11, 2000 and August 22, 2000.

Investors are advised to read the Group's preliminary proxy statement and definitive proxy statement when they become available, because these documents will contain important information. Investors may obtain a free copy of the preliminary and definitive proxy statements (when they are available) and other documents filed by the Group with the SEC at the SEC's internet website at www.sec.gov. The preliminary and definitive proxy statements (when they are available) and such other documents may also be obtained free from the Group by directing such request to the Group's proxy solicitor, Beacon Hill Partners, Inc., at (212) 843-8500.

                        STILWELL VALUE PARTNERS I, L.P.
                           STILWELL ASSOCIATES, L.P.
                     THE MARGARET DE FLEUR FOUNDATION, INC.
                               STILWELL VALUE LLC
                                JOSEPH STILWELL
                            26 Broadway, 23rd Floor
                            New York, New York 10004

                This does not constitute a request for a formal
              proxy. You will receive a definitive proxy statement
             the same time as a formal proxy is requested from you.

We would like to hear from you. We would appreciate it if you would take a few minutes to fill out the information requested below. Thank you for your time and cooperation.

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SHAREHOLDER INFORMATION

NAME:
                  -----------------------------------------------
FIRM:
                  -----------------------------------------------
ADDRESS:
                  -----------------------------------------------
CITY:                                     STATE:     ZIP:
                  -----------------------        ----     -------
PHONE:                                        FAX:
                  ---------------------------      --------------

I HOLD MY CAMERON SHARES THROUGH:

--------------------------------------               ---------------------------
 (NAME OR BROKERAGE FIRM OR BANK)                    (NUMBER OF SHARES OWNED)


STOCK BROKER OR FINANCIAL ADVISOR INFORMATION

NAME:
           -----------------------------------------------
FIRM:
           -----------------------------------------------
ADDRESS:
           -----------------------------------------------
CITY:                               STATE:    ZIP:
           -------------------------      ----    --------
PHONE:                              FAX:
           -------------------------    ------------------

COMMENTS:
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PLEASE RETURN THIS FORM TO OUR ATTENTION AT THE ADDRESS INDICATED ABOVE. IF YOU
PREFER, YOU MAY FAX IT TO BEACON'S OFFICES AT (212) 843-4392 ATTN: CAMERON